SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

U.S. Wireless Online, Inc.

(Name of Issuer)

Class B Preferred Stock, $0.001 par value

(Title of Class of Securities)

None

 (CUSIP Number)

Sutioc Enterprises, Inc.

Joseph Moran, President

10150 Highland Manor Dr., Suite 200

Tampa, FL  33610

 (Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

December 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68274T102

(1)   Names of Reporting Persons and I.R.S. Identification Nos. of Such Persons (entities only)

Sutioc Enterprises, Inc.   EIN# 20-5630702

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3)   SEC Use Only ___________________________________________________________

(4)   Source of Funds (See Instructions):

OO

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)   Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power:	5,010,000	100%
	(8) Shared Voting Power:	0
	(9) Sole Dispositive Power:	5,010,000	100%
	(10) Shared Dispositive Power:	0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

5,010,000 (note – equals 50.1% total voting power)

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[___]

(13)  Percent of Class Represented by Amount in Row (11):

100% of Class B Preferred (equals 50.1% total voting power)

(14)  Type of Reporting Person (See Instructions):

CO

Item 1.  Security and Issuer.

Name and address of principal executive offices of Issuer:

U.S. Wireless Online, Inc.

9300 Shelbyville Rd., Suite 502

Louisville, KY  40222

Class B Preferred Stock, $0.001 par value

Item 2.  Identity and Background.

(a)   Name of person filing:

Sutioc Enterprises, Inc., a Nevada corporation

(b)   Residence or Business Address:

10150 Highland Manor Dr., Suite 200

Tampla, FL  33610

 (c)   Principal occupation:

(d)   Criminal proceedings:

None

(e)   Civil Proceedings:

None

(f)    Citizenship or Place of Organization:

United States

Item 3.  Source and Amount of Funds or Other Consideration.

Suitioc Enterprises, Inc. paid for the U.S. Wireless Online, Inc. Class B Preferred Stock with 30,000,000 shares of IElement Corporation restricted common stock.

Item 4.  Purpose of the Transaction.

Sutioc Enterprises, Inc. does not have any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that the Sutioc Acquisition Agreement provides that Sutioc shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as shall give Sutioc majority  representation on the Company Board.  The Company shall, upon request by Sutioc, promptly increase the size of the Company Board or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Sutioc’s designees to be appointed to the Company Board in accordance with the terms of the Sutioc Acquisition Agreement and shall cause Sutioc’s designees to be so appointed.  Upon closing the Sutioc Acquisition Agreement, or as soon thereafter as practicable, the Board of Directors shall be comprised of a total of five (5) members, three (3) of which shall be SUTIOC designees.

Further, the Sutioc Acquistion Agreement provides an anti-dilution clause whereby the Company agrees to assure that Sutioc shall have and maintain at all times, weighted average anti-dilution protection rights as to the total number of issued and outstanding shares of common stock and preferred stock of the Company from time to time, at the rate of 50.1%.  In the event that the Company issues any shares of common stock, preferred stock or any security convertible into or exchangeable for common stock or preferred stock to any person or entity, the Company agrees to undertake all necessary measures as may be necessary or expedient to accommodate its performance under this Agreement, including, without limitation, the amendment of its articles of incorporation to the extent necessary to provide for a sufficient number of shares of authorized common stock or preferred stock to be issued to Sutioc so as to maintain in Sutioc the minimum interest in the common stock and preferred stock of the Company consistent with the Sutioc Acquisition Agreement.

 Item 5.  Interests in Securities of the Issuer.

(a)

Sutioc Enterprises, Inc. beneficially owns 5,010,000 shares of the Issuer’s Class B Preferred Stock which equates to 50.1% voting rights.  Sutioc Enterprises owns 100% of the Issuer’s Class B Preferred Stock.

(b)	Sutioc Enterprises, Inc. has sole voting and dispositive powers with respect to all shares of the Issuer’s Class B Preferred stock held in his own name.

(c)	N/A

(d)	N/A

(e)	N/A

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the

Issuer.

Sutioc Acquisition Agreement:

SUTIOC has the right, for a period of two years, to purchase up to 95% interest in the Company by means of an assignable and irrevocable option (the “Top-Up Option”) to purchase from the Company the number of newly-issued shares of Company common stock and preferred stock equal to the lesser of: (i) the number of shares of Company common stock and preferred stock that, when added to the number of shares of Company common stock and preferred stock owned by SUTIOC at the time of exercise of the Top-Up Option, constitutes 95% of the number of shares of Company common stock and preferred stock that would be outstanding immediately after the issuance of all shares of Company common stock and preferred stock subject to the Top-Up Option or (ii) the aggregate number of shares of Company common stock and preferred stock that the Company is authorized to issue under its articles of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option.

The aggregate purchase price SUTIOC will be required to pay to Company when exercising the Top-Up Option will be calculated as 2.5 times the then trailing ninety days annualized revenue, plus current and fixed assets and less any debt, accounts payable and other liabilities exceeding one million dollars ($1,000,000) with the minimum aggregate purchase price being two million dollars ($2,000,000) plus current and fixed assets and less debt, accounts payable and other liabilities.  In the event that the Company’s debt, accounts payable and other liabilities is below $1,000,000, then in such a case, the aggregate purchase price shall be calculated as 3 times the then trailing ninety days annualized revenue, plus current and fixed assets and less debt, accounts payable and other liabilities.

Sutioc Management Agreement:

Sutioc Enterprises, Inc., in its capacity as manager of the day-to-day operations of the Company, at all times will be subject to the supervision of the Board of Directors and will have only such functions and authority as the Company may delegate to it including, without limitation, the functions and authority identified herein and delegated to the Manager hereby. The Manager will be responsible for the day-to-day operations of the Company and will perform (or cause to be performed) such services and activities relating to the assets and operations of the Company as may be appropriate.

The Manager shall be paid, and Manager shall accept as payment for the full performance of its duties hereunder, an amount equal to ten percent (10%)percent of Total Revenue. For purposes of this Agreement, “Total Revenue” shall mean the total amount that US Wireless (or Manager or other party designated to bill on behalf of US Wireless) invoices its customers, including all amounts offset by credit memos (such as ordinarily issued by US Wireless for service interruptions or otherwise), service trades, refunds and other amounts, whether or not those customers make payment on the invoices.

The management agreement may be terminated by the Manager at any time after March 31, 2007 upon at least 90 days’ advance written notice to the Company or terminated by the Company if such termination is approved by the stockholders holding at least 66 2/3% of the outstanding Common Stock(including Common Stock held by the Manager and its Affiliates).

Item 7.  Material to be Filed as Exhibits.

Sutioc Acquisition and Option Agreement Sutioc Management Agreement Class B Preferred Stock Designation

 SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: December 27, 2006	/s/ Joseph P. Moran
Joseph Moran, President Sutioc Enterprises, Inc.

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